FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______        Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

New Found to Uncover Keats Zone in Surface Trench

VANCOUVER, British Columbia--(BUSINESS WIRE)--August 16, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the initiation of surface trenching at the Keats Zone at its Queensway Project. New Found’s 100%-owned Queensway project comprises a 1,662km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Highlights:

  The Keats surface trenching program will focus on excavating between 3-9 metres of overburden that covers the projection of the Keats Main zone at the bedrock surface. This will expose 200m of strike over a 70m wide area, roughly corresponding to the known surface expression of the Keats Main zone (Figure 1).
  The trench will expose a window into the top of Keats that will aid in validating the geological and structural models as well as provide detailed insights into the geometry of Keats that can be projected to depth and improve understanding of other zones such as Iceberg.
  Excavation work is underway and it is estimated that the trench will take 45 days to complete, followed by a detailed geological mapping program that will extend for approximately one month.
  Keats Main starts 3m below surface at bedrock and has been drill defined over 1.1km of strike and to a depth of 400m. The shallow portion of Keats demonstrates robust grades over significant thicknesses, a hallmark characteristic of the zone. Previously released near surface highlight intervals from this area include:
Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-20-37[2]	9.00	19.30	10.30	25.00	Keats Main
NFGC-20-41[2]	11.70	22.10	10.40	22.50	Keats Main
Including	13.00	16.70	3.70	58.90
NFGC-20-56[1]	25.60	57.90	32.30	6.18	Keats Main
Including	25.60	31.00	5.40	15.70
NFGC-21-120[1]	9.65	21.70	12.05	12.65	Keats Main
Including	9.65	13.25	3.60	35.76
NFGC-22-593[1]	8.80	17.00	8.20	9.12	Keats Main
And[1]	20.50	32.25	11.75	42.59

Table 1: Keats Near Surface Drilling Highlights

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95% and 240% to 70% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. Full details of drill holes previously released: NFGC-20-41 (see press release January 11, 2021); NFGC-20-37,56 (see press release February 11, 2021); NFGC-21-120 (see press release July 6, 2021); NFGC-22-593 (see press release June 6, 2022).

Greg Matheson, COO of New Found, stated: “The discovery of the Keats zone in late 2019 was blind by nature of the fact that it does not outcrop at surface but rather exists under a thin layer of till cover. Subsequent drilling of the zone has allowed our team to construct a very detailed 3-D geological and structural model that will ultimately be used in studying potential development scenarios. The ability to expose the bedrock where drilling has outlined high-grade mineralization is just another one of the unique characteristics of this discovery and one that we are happy to be able to take advantage of in our quest to further de-risk the accuracy of our models. Nothing compares to studying rocks at surface.

“Our team plans to expose a sizable portion of the Keats Main zone and some of the peripheral veins along nearly 200m of strike length which should allow for the detailed mapping of its structural geometry. This is another important milestone for the Queensway Project and I very much look forward to seeing the Keats zone in the light of day.”

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated August 16, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $47.5 million as of August 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; the surface trenching program, geological mapping program, and the timing, expected results and benefits of each; the interpretation of exploration and drilling results, the results of exploration and drilling programs, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration and drilling programs, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available at SEDAR+ (www.sedarplus.ca), the Canadian Securities Administrators' national system that all market participants use for filings and disclosure, for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: August 16, 2023	By:	/s/ Collin Kettell
Chief Executive Officer